VERITAS FARMS, INC.

1512 E. BROWARD BLVD., SUITE 300

FORT LAUDERDALE, FL 33301

February 11, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 “F” Street, N.E.

Washington, D.C. 20549-3629

Attention:  Mr. John Stickel

    Ms. Laura Nicholson

    Mr. Patrick Kuhn

    Ms. Claire Erlanger

Re:   Veritas Farms, Inc. f/k/a SanSal Wellness Holdings, Inc. (the “Company”)

Amendment No. 1 to Registration Statement on Form S-1

Filed December 21, 2018

File No. 333-228109

Ladies and Gentlemen:

In response to the Staff’s letter of February 6, 2019, the Company hereby files Amendment No.2 to the Registration Statement.

The following sets forth the Company’s response to the comments set forth in the Staff’s letter. For your convenience, the response to each comment follows the comment itself.

Amendment No. 1 to Form S-1 filed December 21, 2018

Selling Shareholders, page 19

Comment:

1.	We note your response to our prior comment 1 and reissue, as the total number of shares to be registered for the selling shareholders as reflected in the table on page 19 is not consistent with the total number of shares to be registered as reflected on the prospectus cover page.

Response:

The selling shareholders table has been revised so that the number of shares offered by the selling shareholders is consistent with the total number of shares registered in the registration statement.

Executive Compensation, page 39

Comment:

2.	Please update your filing to provide the information required by Item 402 of Regulation SK for the fiscal year ended December 31, 2018.

Response:

The executive compensation table on page 39 was updated to provide the information required by Item 402 of Regulation SK for the fiscal year ended December 31, 2018.

If you have any further questions or comments, kindly contact the undersigned at (954) 722-1300 or our counsel, Dale S. Bergman, Esq. of Gutiérrez Bergman Boulris, PLLC, (305) 358-5100, extension 103.

.

Very truly yours,

VERITAS FARMS, INC.

By: /s/ Alexander M. Salgado

       Alexander M. Salgado, Chief Executive Officer